Invest in JogAlong Stroller

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The world's 1st stroller to enable proper running and walking form

JOGALONG.COM WICHITA KANSAS





JogAlong Stroller embraces our natural arm motion – giving parents an enjoyable combination of physical fitness and time with their child.

Mike Dresher Founder and CEO, JogAlong Stroller LLC @ JogAlong Stroller

Why you may want to invest in us...

1. 10 Million views of our product video
2. 12,000+ people have joined our email list
3. JogAlong is the only stroller to offer reciprocating arms to maintain proper running form.
4. JogAlong holds 4 global patents: US, UK, Germany, and Canada.
5. JogAlong is a 3-in-1 product. A jogging stroller, bicycle trailer, and traditional stroller.
6. Manufacturing, distribution and logistics supported by a seasoned team of professionals.

Why investors ♥ us

WE'VE RAISED $165,788 SINCE OUR FOUNDING



For over 10 years I have watched this stroller evolve for perfection in function, reliability, comfort, and much much more. I have ran with the stroller many times in all its stages with my daughter and I am beyond eager to see it on the market. I believe in the stroller and amazed that this hasn't been a necessity for active parents!!! Oh, and I support you Mike. Now get er done!

Nadia Dayo Medrano



I believe in Mike!

Justin Morgan

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mike Dresher

Founder and CEO, JogAlong Stroller LLC

A mechanical engineer who likes running and biking. Before JogAlong, he worked for 18 years as a design consultant on award winning new product development in the agricultural industry. He has supported 37 product crowdfunding projects since 2012.

in



Stuart Bernstein

Chief Financial Officer, Interim

A highly accomplished entrepreneur with over 20 years in consumer goods and professional services sectors. Stuart is also an 1871 mentor and provides advisory to startup clients in finance, operations, strategic planning and sales and marketing.

in



Merritt Wiley

Chief Supply Chain Officer, Interim

Strategic Management, Operations, Logistics and Marketing authority with significant and progressive global trade experience. A track record of engineering and re-engineering sales and operations teams that exceed revenue and service targets.

in



Cassandra Bryan

Creative Marketing Manager

Cassandra Bryan Design, branding, custom website and digital marketing services. We're not your average creative agency and we certainly don't do everything, but what we do, we live and breathe with passion.

in



Gail Marlene Schwartz

Content Curator

Gail uses words to help businesses captivate, connect, and convince. With a fearless spirit of innovation, she crafts engaging content that propels projects toward success. Gail is a runner, a mom, and an award-winning creative writer.

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Geoff Gurevich
Digital Marketing Manager
Digital marketing expert with a proven track record of generating returns on direct response marketing investments. Interprets performance reports, identifies trends, and implements advanced keyword bidding strategies to maximize profits.

In the news

Downloads

JogAlong Pitch Deck 2020 Aug 4-WeFunder.pdf

JogAlong Stroller

The only stroller in the world that allows you to swing your arms while pushing it.


JOGALONG
Run Easy

Ask any new parent...


Everything changes when you have a child, including exercise
Running with a stroller is awkward, uncomfortable and inefficient.

This is where a JogAlong shines...


JogAlong's elliptical-like arms allow parents to keep both hands on the stroller while maintaining form

In addition, JogAlong is multi-use...


JogAlong
is
3-in-1
Run
Bike
Walk

The response has been great.


Parents are thrilled about JogAlong!
12,000+ person interest list
10,000 hours of research and product development
50 days of face-to-face time with manufacturers and suppliers
36 months of social media marketing
Viral distribution over 10 Million views 43% purchase intent 500 new signups a month (CPA $2.38)

We solicited feedback and put in the time/energy to ensure we make a quality product.

Where do you come in?

Here is where we need your help. We need capital to complete third party certifications that validate the safety of our product. Capital for safety? Yes! Our strollers will carry children on walks, runs, even marathons and we want them to live up to the highest safety standards. But, these tests must be performed on production parts, not prototypes, so we're securing funding for injection-molding tooling in order to complete the product certifications.

Investment thoughts:

When you invest in JogAlong, you're rewarded with a percentage of net revenue. Our multiple of 3x your investment means, you'll get your original amount back + 200%, or $300 back for every $100 invested. This 3x multiple is projected to payback in a total of five years from the date of our first transaction.

We want you to earn a return in the shortest amount of time possible.

A lot of companies return investments based on the sale of the company. That model has its place, but is more complex and typically increases the time for investors to receive a return.

We love what we do; selling the company is not our goal. We are passionate about designing new products, meeting new parents, and building a sustainable business that lets people enjoy active outdoor lifestyles with their children.

So we're going to share the top line and reward the people who put their trust in us and our ability to build a superior product for an amazing group of customers.

A bit more detail about our customers and the market:

We have studied, questioned, and refined our audience targeting. We are building our niche with high-earning, high-frequency runners who seek out high-performance equipment, and will expand to those aspiring to be in this group (lower frequency walkers/runners who still seek out high-performance equipment). We will welcome everybody, but to make our ad dollars go further, we will start by targeting the group most likely to be early adopters.

Roughly 6% of this market is already on our email list (with a CPA of $2.38), even before we are on the market with the product. We are nurturing these relationships with product information, intended launch timelines, original content on family and children's physical and emotional health, and articles on running related topics.

When the product is ready, we'll be poised to enter a domestic market of $200M (higher if you consider the product triples as a bike trailer and standard stroller). Our supply chain also supports a Western European client base, exposing JogAlong to a bigger share of the global stroller market.


JogAlong targets households with new or soon-to-be-new parents, income over $100k and high-frequency runners (110+ days per year). Over 190,000 US households meet this criteria
TAM
Total Available Market
SAM
Serviceable Available Market
SOM
Serviceable Obtainable Market
$3.0B
Global
Stroller Sales
$900M
N. America
Stroller Sales
$200M
N. America
Jogging Stroller Sales
The opportunity to grow from initial target market is huge
Sales figures are annual.
Source: Technavio, Statista, and Running USA

Company history:

Our founder, Mike Dresher, witnessed a mother running with a stroller. What struck him was how the runner pushed the stroller ahead of her, then maintained running form to catch up to it. This continued for some time--pushing ahead and running to catch up, pushing ahead and running to catch up, all as a workaround to the poor ergonomics inherent in pushing a fixed bar jogging stroller. This was a problem!

Mike developed many prototypes before filing a US patent application. Then as an initial outside review, the concept was submitted to the Wal-Mart Innovation Network (now WIN Innovation Network) where it received a positive assessment:

"I have not seen a stroller better suited for use by a dedicated runner. It should be easier and more natural to use. Therefore, it is likely that runners will use the stroller more frequently and perhaps for a longer period of time." Gerald G. Udell Ph.D. Executive Director WIN Innovation Institute

In 2015, the JogAlong was publicly debuted in a road race at the Emma Creek Classic in Hesston, KS.



A successful social media campaign, website and video launch accompanied the debut, but the product launch was put on hold after concerns arose around the original manufacturer's solvency.

We now have a relationship with a new manufacturer that has decades of experience in stroller production and are ready to move forward.

Customer Response

The response to JogAlong has been great. Nadia, one of our testers said it best:

"<u>I am in love with this stroller</u>. Not only because my daughter was relaxed, rested and more importantly safe, but I could really go! All you think about is running, you don't feel the weight and the bumps. There is no pushing, you just go!"

While technically, you're still pushing, you get the idea.

Parents find freedom in the movement and can focus their energy on the event, not the process, whether that is a race, fitness jog or a walk around the park.


1110

A powerful benefit of a JogAlong, witnessed time and again, is how children feel empowered by participating. The "race" is their race, they tell people about it. They ask to go again. They climb in and announce they are "ready to go."

Each child has their own range of overwhelmingly positive reactions, from excitement, to nap, to wanting to get out and run too. (for the record, asking for a phone or tablet while riding, is not one of them!)

Since the initial debut, JogAlong has been in numerous 5K events. Exposure for the brand is great as JogAlong always receives a lot of attention and questions, even mid race from other runners. Spectators have yelled out "where did you get that stroller?" as we run by.



Mia, our most experienced passenger, while co-piloting a 5K with Mike yelled out from the navigator's seat, "We can go faster!"



Yes Mia, good idea, let's go fast. We invite you to join the JogAlong team and help deliver technology that inspires parents to be active and outdoors with their children.


Thank you.
Mike Dresher
Founder & CEO
JogAlong.com
JOGALONG

A Note about the Perks:

We wanted you to be able to see what they are. This table is a visual representation of what's in the official perk list.

JogAlong Perk Table -Bronze Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$100	ONE TREE PLANTED	A tree planted in your name together with non-profit Changemaker Award Winner One Tree Planted Beautiful -Thank you!	You are listed (optional) on our website thank you page.	1
$250	JOGALONG	A set of (4) JogAlong racing bib holders. They are reusable, no more safety pins or stuck fingers.	We plant (2) more trees in your name.	3
$500		A JogAlong UltraBand. Use it as a neckerchief, headband, mask, hood, balaclava, head scarf and more.	We plant (3) more trees in your name.	6

JogAlong Perk Table -Silver Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$1,000	 JOGALONG	A stay cool, performance JogAlong Race Hat with reflective trim.	We plant (10) more trees in your name.	16
$2,500		A bundle of made in the USA, performance socks. (e-gift card for multiple pairs) You choose from wool or synthetic blends designed for running, hiking, cold weather sports and dress.	We plant (25) more trees in your name.	41
$5,000		Two 20 oz./ 0.6L JogAlong insulated stainless steel water bottles.	We plant (50) more trees in your name.	91

JogAlong Perk Table -Gold Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$10,000		Two pairs of running shoes, any brand (e-gift card)	We plant (100) more trees in your name.	191
$25,000	 COFFEE & CONVERSATION	A virtual coffee with Mike in the prototype shop and your name (optional) on our Thank You Tree graphic printed on the exterior of the JogAlong Packaging.	We plant (250) more trees in your name.	441
$50,000	 "B" side (inside)	Your loved one's first name on the "B" side of one of our production parts. The name will be on every stroller produced with the current design.	We plant (558) more trees in your name.	1000

JogAlong Perk Table -Platinum Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$100,000		Let's meet! (when we all agree it's safe) Mike will travel to your US city and treat you to a dinner for four. We could even do a local 5k together on Saturday morning and dinner that night.	We plant (1000) more trees in your name.	2000

Thank you.

Investor Q&A

– COLLAPSE ALL

What does your company do?

JogAlong Stroller manufacturers and sells the world's only stroller that enables you to move your arms in an ergonomic back and forth motion while pushing the stroller.

Where will your company be in 5 years?

Continuing to build and improve the world's best jogging stroller. One that inspires and enables parents to be active and outdoors with their children. JogAlong delivers value at the intersections of activity, outdoors, ergonomics, and time management. We also have plans for complementary products in the pipeline.

Why did you choose this idea?

JogAlong Stroller embraces our natural arm motion – giving parents an enjoyable combination of physical fitness and time with their child.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Parents of stroller-aged kids have a difficult time balancing fitness and time with their child. JogAlong enables them to overcome this challenge in an enjoyable way. Our founder is a runner, designer and mechanical engineer with a handful of domestic and international patents. Running + Vision + Engineering = JogAlong.

How far along are you? What's your biggest obstacle?

We have built numerous prototypes and performed years of trials and testing. 12,000 people have signed up and continue asking, "When can I get mine?"

We assembled an accomplished team to support manufacturing, supply chain, marketing, and distribution.

Our product is meant for children and must undergo a certification process which has to be performed on retail-ready product, not prototypes. That means just to get the certification we need the capital to build the production-ready tooling. It's hard to "wait list" pre-sales so we're crowd-funding to fill in the gap.

Who competes with you? What do you understand that they don't?

JogAlong welcomes all new or soon-to-be-new parents, but our advertising targets households with income over $100k and high-frequency runners. Over 190,000 US households meet this criteria and despite quality products from numerous formidable brands, nobody has the elliptical-like arms of a JogAlong.

How will you make money?

The stroller offers a reasonable return on the investment in product costs, and as a Direct-to-Consumer brand, we'll be able to run a lean operation, keeping expenses down, and scaling advertising with new keywords and geographies as operating income supports the investments.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The product works and solves a definite problem. And our manufacturing supplier network should help mitigate macroeconomic factors like trade and tariffs. But timing is everything so managing working capital is critical. We're converting cash to inventory. If we hold too much--i.e., if it takes too long to sell what we have, we'll be in a cash crunch. We can pilot pre-ordering but also have to balance consumer (impatience) with fiscal prudence. We can manage it all, but we're going in very aware that a capital intensive manufacturing company carries risks.

Financials

JogAlong Stroller has financial statements ending December 31 2019. Our cash in hand is $4,063, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,720/month.

At a Glance

January 1 to December 31

$0
Revenue

-$57,394
Net Loss

$3,442 +0%
Short Term Debt

$129,478
Raised in 2019

$4,063
Cash on Hand
As of 05/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

JogAlong Stroller manufacturers and sells the world's only stroller that enables you to move your arms in an ergonomic back and forth motion while pushing the stroller.

Continuing to build and improve the world's best jogging stroller. One that inspires and enables parents to be active and outdoors with their children. JogAlong delivers value at the intersections of activity, outdoors, ergonomics, and time management. We also have plans for complementary products in the pipeline.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

JogAlong Stroller LLC was incorporated in the State of Kansas in July 2014. Our patents are owned by the founder, Michael J. Dresher.

Since then, we have:

- 10 Million views of our product video
- 12,000+ people have joined our email list
- JogAlong is the only stroller to offer reciprocating arms to maintain proper running form.
- JogAlong holds 4 global patents: US, UK, Germany, and Canada.
- JogAlong is a 3-in-1 product. A jogging stroller, bicycle trailer, and traditional stroller.
- Manufacturing, distribution and logistics supported by a seasoned team of professionals.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $121, including $121 in cash. As of December 31, 2018, the Company had $516 in total assets, including $516 in cash.
- *Net Loss.* The Company has had net losses of $57,394 and net losses of $32,096 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $132,920 for the fiscal year ended December 31, 2019 and $75,921 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $129,478 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

JogAlong Stroller LLC cash in hand is $4,063, as of March 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,720/month, for an average burn rate of $2,720 per month. Our intent is to be profitable in 24 months.

There has not been a change to our finances since the 2019 financial statement. Marketing efficiency has improved for the first five months of 2020. Our client sign-up rate has increase by 64% per dollar spent, compared to the previous five months of 2019.

In the next 3 - 6 months we expect marketing and general expenses will remain consistent with levels seen in the 2019 financial statement, around $2700/month for three months while we raise capital and finalize the design. After raising capital, expenses for tooling and testing will be incurred at month four, approximately 50% upfront and the remainder upon tool completion around month six for a total of approximately $500,000. Revenues will be $0 for the next six months.

We expect to begin generating revenue 6-8 months after completion of the capital raise.

$834,000 is needed to get us to that point. Baby products cannot be sold without being certified, and for good reason, those certifications have to be performed on production tooled parts, not prototypes. The majority of this amount covers the injection molding tooling, testing, and certifications.

The founder loans the company capital on an as needed basis to cover general expenses. This loan is a 0% loan, considered long term debt, due 13 months after demand.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-47,433%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	109,851%	

Jog Along - FS - 2019 - Final.pdf

Risks

1. Demand – With every product there is a risk of demand and timing. Will people buy it and will you have the cash to wait it out? We believe we're prepared for challenges of generating and engaging with leads and avoiding a "cash crunch" but this still presents a risk to the company.

2. Management Team – No companies are free from the risks of misalignment or a lack of continuity and communication. We believe JogAlong is addressing this by onboarding two senior leaders whose talents lie in building sustainable processes and foundations for early stage companies—one will focus on finance and operations and the other will focus on supply chain and distribution. However, the recruitment, retention, and engagement of a great management team is still a risk to an early stage startup.

3. Trust - Consumers want assurances that the products they buy are original and not substandard copies. This sensitivity may be heightened by the fact that our products are intended for infants and toddlers (a highly protected constituency).

4. Consumer Confidence - This is a luxury item, purchased with disposable income, so jogging stroller purchases are impacted by macroeconomic trends and consumer confidence.

5. Communication - JogAlong has received inquiries from more than 100 countries represented by nearly as many different languages. While exciting from a demand standpoint, it increases the risk of a poor consumer experience if we don't balance the language requirements. Part of this is solved simply by initially limiting distribution to North America and Western Europe, but we're also producing animated instruction videos that don't require any scripts or translation at all. Should we not be able to effectively communicate with our target market the success of the business may be impacted.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7. Factory shutdowns are a pandemic risk, but our primary manufacturing location in Taiwan has seen fewer than 500 confirmed cases for the entire country, with an 88% recovery as of July 14, 2020, and only 11 of these cases were in the last two months.

   US Storage and distribution locations will not be activated for 12 months, so while there may still be a COVID risk, we have over a year to plan for contingencies

   The JogAlong management team and shared service functions operated in a remote working environment prior to COVID, so while we are concerned for each other's health and safety, productivity is unchanged and we are confident that risk is controlled.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Michael J. Dresher	CEO @ JogAlong Stroller LLC	2014

Officers

OFFICER	TITLE	JOINED
Michael J. Dresher	CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael J. Dresher	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$17,800	Revenue Share
12/2019	$129,478	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Michael Dresher	12/31/2019	$129,478	$139,077	0.0%	02/28/2021	

Related Party Transactions

Name	Michael J. Dresher
Amount Invested	$129,478
Transaction type	Loan
Issued	12/31/2019
Outstanding principal plus interest	$139,077 as of 06/2020
Interest	0.0 per annum
Maturity	02/28/2021
Outstanding	Yes
Relationship	Founder

Use of Funds

$834,000	60% Tooling/Testing, 20% Minimum Order, 7.5% Marketing, 7.5% WeFunder fee, 5% Distributed prototypes
$1,070,000	47% Tooling/Testing, 35% Minimum Order Quantity, 5.6% Marketing, 7.5% WeFunder, 4.9% Distributed prototypes

Capital Structure

This is an LLC with no issued units.

The Funding Portal

JogAlong Stroller is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.